

November 8, 2011

Via E-mail
Joel Klopfer
President and Director
SafeCode Drug Technologies Corp.
6 Meever HaMiltah Street
Jerusalem 97761, Israel

> **Re:** **SafeCode Drug Technologies Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 1, 2011**
> **File No. 333-174167**

Dear Mr. Klopfer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Existing or Probable Government Regulations, page 18

1.   We note your revisions in response to prior comment 3; however, it remains unclear why you need to know the "full exact details" of the design and implementation to determine the extent of necessary government approval and the effect of government regulation of the potential product mentioned in exhibit 10.1. Also, given your disclosure on page 10 that your business model is based on receiving royalties from sales, it is unclear why you believe you have provided investors all required information necessary to evaluate an investment in your securities without providing the information required by Regulation S-K Item 101(h)(4)(viii) and (ix). Please revise or advise.

Right to Reject Subscriptions, page 28

2.	We note your revised disclosure that all monies from rejected subscriptions will be returned within 3 business days. Please tell us how this disclosure is consistent with Exhibit 99.1 or file the subscription agreement supporting this disclosure as an exhibit.

Signatures, page 34

3.	We continue to note the reference to "Amendment No. 1" in the first paragraph and reissue prior comment 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.


Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief


cc (by e-mail): John A. Cacchioli, Esq.